Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

November 24, 2021

[VIA EDGAR]

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA B

Form N-4 Registration Statements (File No. 333-233836)

Mr. Bellacicco:

This letter responds to comments that you provided via phone call on November 24, 2021, with respect to the above-referenced filing for Separate Account VA B of Transamerica Life Insurance Company (“TLIC”) relating to the Transamerica B-Share Variable Annuity.

For your convenience, I have restated the applicable comment below, and followed with our response.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the applicable documents.

I.	Transamerica B-Share Variable Annuity Initial Summary Prospectus

1.	Fee and expense table Base Contract Expenses. Please remove the separate M&E&A percentages and revise to show only the total expense.

Response: Disclosure has been revised. Please see attached.

If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884. I appreciate your assistance with this filing.

Sincerely,

/s/Brian Stallworth

Brian Stallworth
Assistant General Counsel